UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Million Marker Wellness, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    May 10, 2019

Physical address of issuer
1710 Arlington Blvd, El Cerrito, CA 94530

Website of issuer
www.millionmarker.com

Current number of employees
6

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$107,720.30	$40,190.57
Cash & Cash Equivalents	$88,860.30	$20,650.57
Accounts Receivable	$18,860.00	$19,540.00
Short-term Debt	$167.59	$1,308.23
Long-term Debt	$742,518.96	$689,527.19
Revenues/Sales	$20,193.32	$96,371.21
Cost of Goods Sold	$30,006.93	$26,895.94
Taxes Paid	$668.00	$0.00
Net Income	$38,183.48	-$57,727.09


March 24, 2024

FORM C-AR

Million Marker Wellness, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Million Marker Wellness, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.millionmarker.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is March 24, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than

statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating, and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Million Marker Wellness, Inc. (the "Company") is a Delaware Corporation, formed on May 10, 2019. The Company is currently also conducting business under the name of Million Marker.

The Company is located at 1710 Arlington Blvd, El Cerrito, CA 94530.

The Company's website is www.millionmarker.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Million Marker offers customers the ability to learn more about their potential exposure to toxic chemicals and how to mitigate or eliminate their exposure through personalized behavior-based plans. Our vision is to discover over a million biomarkers of exposure. We believe these "Million Markers" will inform and improve individual health and advance precision medicine.

RISK FACTORS

Risks Related to the Company's Business and Industry

We are an early-stage company, with limited operating history.
We are an early-stage company. We were formed as a corporation in Delaware on May 10, 2019. We have a limited operating history with which you can evaluate our business and prospects. Our prospects must be considered in light of the risks encountered by companies in the early stages of development in highly competitive markets, particularly the markets for integration platform as a service technology. You should consider the frequency with which early-stage businesses encounter unforeseen expenses, difficulties, complications, delays, and other adverse factors. These risks are described in more detail below.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.
We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenue, we will incur significant additional losses. We expect to substantially increase our research and development and sales and marketing and general and administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

We may not be able to manage future growth effectively.
If our business plan is successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

We need to continue as a going concern if our business is to succeed.
Because of our recurring losses and negative cash flows from operations, we may not be able to continue as a going concern in the future. Reasons for our possible failure to continue as a going concern include our historical net losses, limited working capital, requirement to repay short- and long-term indebtedness and the need for additional financing to implement our business plan. If we are not able to attain profitability in the near future, our financial condition could deteriorate further, which would have a material adverse impact on our business and prospects and result in a significant or complete loss of your investment. If we are unable to continue as a going concern, we might have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include both smaller companies and major companies operating worldwide, including True Health Labs, EverlyWell, Walk-In Lab, and PrivaPath Diagnostics. Many of our competitors have significantly greater financial technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security - such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud - could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of infom1ation residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised, and confidential customer or business information

misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition, and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost, or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues, and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information. The expenses associated with protecting our information could reduce our operating margins.

The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees.
In particular, the Company is dependent on Jenna Hua who is CEO and President. There can be no assurance that Jenna will continue to be employed by the Company for a particular period of time. The loss of Jenna Hua or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Jenna Hua in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Jenna Hua dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Offering Statement entitled "Transactions with Related Persons and Conflicts of Interest "for further details.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulations could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020, the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future development, which

are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors, or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

Maintaining, extending, and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence, and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands, or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend, and expand our brand image then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term or if we fail to introduce new and in1proved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Certain provisions of the Health Care Reform Law could affect us adversely.
The Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act (the Healthcare Reform Law), each enacted in March 2010, generally known as the Health Care Reform Law, significantly expand health insurance coverage to uninsured Americans and changes the way health care is financed by both governmental and private payers. Additionally, further federal and state proposals for health care reform are likely. Such regulation could have a negative effect on our business, financial condition, and results of operations.

The Health Care Reform Law 2.3% excise tax on domestic sales of medical devices by manufacturers and importers beginning in 2013, and the fee on branded prescription drugs and biologics that was implemented in 2011, may adversely affect sales and cost of goods sold.
For example, (i) where we purchase medical devices from third-party manufacturers, the manufacturers may increase their prices to cover their payment of the excise tax and our costs to purchase such medical devices may therefore increase and (ii) where we manufacture medical devices or are the importer of record, our cost of goods sold have increased because we are subject to paying the excise tax.

The healthcare industry is highly regulated.

We are subject to regulation in the U.S. at both the federal and state level and in foreign countries. In addition, the U.S. federal and state governments have allocated greater resources to the enforcement of these laws. If we fail to comply with these regulatory requirements, or if allegations are made that we failed to comply, our results of operations and financial condition could be adversely affected.

Products that we manufacture, source, distribute or market are required to comply with regulatory requirements.

To lawfully operate our businesses, we are required to hold permits, licenses, and other regulatory approvals from, and to comply with operating and security standards of, governmental bodies. Failure to maintain or renew necessary permits, licenses or approvals, or noncompliance or concerns over noncompliance may result in suspension of our ability to distribute, import, or manufacture products, product recalls or seizures, or criminal and civil sanctions and could have an adverse effect on our results of operations and financial condition.

We are subject to various U.S. federal and state laws pertaining to health care fraud and abuse, including anti-kickback, self-referral, false claims and fraud laws, and any violations by us of such laws could result in fines or other penalties.

We are subject to the various U.S. federal and state laws intended to prevent health care fraud and abuse. The federal anti-kickback statute prohibits the offer, receipt, or payment of remuneration in exchange for or to induce the referral of patients or the use of products or services that would be paid for in whole or part by Medicare, Medicaid, or other federal health care programs. Remuneration has been broadly defined to include anything of value, including cash, improper discounts, and free or reduced-price items and services. Many states have similar laws that apply to their state health care programs as well as private payors. Violations of the anti-kickback laws can result in exclusion from federal health care programs and substantial civil and criminal penalties.

The False Claims Act (FCA) imposes liability on persons who, among other things, present or cause to be presented false or fraudulent claims for payment by a federal health care program. The FCA has been used to prosecute persons submitting claims for payment that are inaccurate or fraudulent, that are for services not provided as claimed, or for services that are not medically necessary. The FCA includes a whistleblower provision that allows individuals to bring actions on behalf of the federal government and share a portion of the recovery of successful claims. If our marketing or other arrangements were determined to violate the FCA or anti-kickback or related laws, then our revenue could be adversely affected, which would likely harm our business, financial condition, and results of operations.

State and federal authorities have aggressively targeted medical technology companies for alleged violations of these anti-fraud statutes, based on improper research or consulting contracts with doctors, certain marketing arrangements that rely on volume-based pricing, off-label marketing schemes, and other improper promotional practices. Companies targeted in such prosecutions have paid substantial fines in the hundreds of millions of dollars or more, have been forced to implement extensive corrective action plans or Corporate Integrity Agreements, and have often become subject to consent decrees severely restricting the manner in which they conduct their business. If we become the target of such an investigation or prosecution based on our contractual relationships with providers or institutions, or our marketing and promotional practices, we could face similar sanctions, which would materially harm our business.

Our research and development efforts may not succeed in developing commercially successful products and technologies, which may limit our ability to achieve profitability.

We must continue to explore opportunities that may lead to new products and technologies. To accomplish this, we must commit substantial efforts, funds, and other resources to research and development. A high rate of failure is inherent in the research and development of new products and technologies. Any such expenditures that we make will be made without any assurance that our efforts will be successful. Failure can occur at any point in the process, including after significant funds have been invested.

Regardless of whether our clinical trials are deemed to be successful, promising new product candidates may fail to reach the market or may only have limited commercial success because of efficacy or safety concerns, failure to achieve positive clinical outcomes, inability to obtain necessary regulatory approvals or satisfy regulatory criteria, limited scope of approved uses, excessive costs to manufacture, the failure to establish or maintain intellectual property rights, or infringement of the intellectual property rights of others.

Even if we successfully develop new products or enhancements, they may be quickly rendered obsolete by changing customer preferences, changing industry standards, or competitors' innovations. Innovations may not be quickly accepted in the marketplace because of, among other things, entrenched patterns of clinical practice or uncertainty over third-party reimbursement. We cannot state with certainty when or whether any of our products under development will be launched, whether we will be able to develop, license, or otherwise acquire drug candidates or products, or whether any products will be commercially successful. Failure to launch successful new products or new indications for existing products may cause our products to become obsolete, which may limit our ability to achieve profitability.

We could experience difficulties and delays in the manufacturing, distribution, and sale of our products.

Our product supply and related patient access could be negatively impacted by, among other things: (i) product seizures or recalls or forced closings of manufacturing plants; (ii) disruption in supply chain continuity including from natural or man-made disasters at one of our facilities or at a critical supplier, as well as our failure or the failure of any of our suppliers to comply with Current Good Manufacturing Practices and other applicable regulations or quality assurance guidelines that could lead to manufacturing shutdowns, product shortages or delays in product manufacturing; (iii) manufacturing, quality assurance/quality control, supply problems or governmental approval delays; (iv) the failure of a sole source or single source supplier to provide us with the necessary raw materials, supplies or finished goods within a reasonable timeframe;(v) the failure of a third-party manufacturer to supply us with bulk active or finished product on time; (vi) construction or regulatory approval delays for new facilities or the expansion of existing facilities, including those intended to support future demand for our biologics products; (vii) the failure to meet new and emerging regulations requiring products to be tracked throughout the distribution channels using unique identifiers to verify their authenticity in the supply chain; and (viii) other manufacturing or distribution issues, including limits to manufacturing capacity due to regulatory requirements, and changes in the types of products produced, such as biologics, physical limitations or other business interruptions, any of which could have a negative effect on our business and results of operations.

We are dependent on our collaborative agreements for the development of products and business development, which exposes us to the risk of reliance on the viability of third parties.

In conducting our research and development activities, we currently rely, and will in the future rely, on collaborative agreements with third parties such as manufacturers, contract research organizations, commercial partners, universities, governmental agencies, and not-for-profit organizations for both strategic and financial resources. The loss of, or failure to perform by us or our partners under, any applicable agreements or arrangements, or our failure to secure additional agreements for other products in development would substantially disrupt or delay our research and development and commercialization activities. Any such loss would likely increase our expenses and materially harm our business, financial condition, and results of operation.

Reliance on third-party relationships and outsourcing arrangements could adversely affect our business.

We utilize third parties, including suppliers, alliances with other pharmaceutical and biotechnology companies, and third-party service providers, for selected aspects of product development the manufacture and commercialization of certain products, support for information technology systems, and certain financial transactional processes. For example, we outsource the day-to-day management and oversight of our clinical trials to contract research organizations for the manufacture of certain of our products. Outsourcing these functions involves the risk that the third parties may not perform to our standards or legal requirements, may not produce reliable results, may not perform in a timely manner, may not maintain the confidentiality of our proprietary information, or may fail to perform at all. Failure of these third parties to meet their contractual, regulatory, confidentiality, or other obligations to us could have a material adverse effect on our business.

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

You will not have a vote or influence on the management of the Company.

All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers, or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

Affiliates of the Company, including officers, directors, and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company, or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives

the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.
The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner may prevent you from being able to participate - it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the

Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business
Million Marker offers customers the ability to learn more about their potential exposure to toxic chemicals and how to mitigate or eliminate their exposure through personalized behavior-based plans. Our vision is to discover over a million biomarkers of exposure. We believe these "Million Markers" will inform and improve individual health and advance precision medicine.

Business Plan

(Attached to C-AR as an exhibit.)

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Transient EDC (endocrine disrupting chemical) Test (bisphenols, phthalates, parabens, oxybenzone)	Mail-in urine test to reveal transient EDC exposures	Preconception couples/new parents. People with chronic diseases. People who are trying to optimize their health. People who are curious.

We have no new products in development.

We sell our test kits through our website. We promote our test kits through fertility doctors and social media.

Competition

The Company's primary competitors are True Health Labs, EverlyWell, Walk-In Lab, and PrivaPath Diagnostics .

We are not only offering the testing, but also scientific interpretation and translation. We are planning to build the world's most comprehensive environmental exposure database and biobank, which will power novel research that will allow us to stay ahead of the game.

Supply Chain and Customer Base

Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills.

Preconception couples, expecting parents, pregnant and postpartum mothers, parents with young kids. Quantified self and biohackers. People who are trying to detox and optimize performance. People who are concerned regarding breast cancer risk. Advocacy groups (plastic/microplastic awareness groups).

Intellectual Property

The Company is dependent on the following intellectual property: N/A

Governmental/Regulatory Approval and Compliance

The states of New York, New Jersey, Rhode Island and Maryland do not allow direct-to consumer lab testing without a practitioner's order. Million Marker's products are intended to be used for general wellness purposes only. The tests and reports are not intended to diagnose, treat, or cure disease.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened against the Company.

Other

The Company's principal address is 1710 Arlington Blvd, El Cerrito, CA 94530

The Company has the following additional addresses:

The Company conducts business in California.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jenna Hua

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer, President; May 2019-Present; Leads business strategy and daily operations.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Postdoctoral Fellow, Stanford University; August 2016- May 2019

Education

Bachelors, Nutrition- University of California, Berkley Masters of Public Health, Environmental Health Sciences-University of California, Berkley Doctor of Philosophy, Environmental Health Sciences- University of California, Berkley Registered Dietitian- VA, Greater Los Angeles Healthcare System

---

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Johanna Rochester

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Scientist Officer; October 2019-Present; Leads laboratory testing and research proposals.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Technical Specialist, ICF; June 2015- Present

Education

MS, Physiology, PhD, Avian Sciences- University of California, Davis PhD, Molecular, Cellular, and Integrative Physiology- University of California, Davis

---

Name

Jenna Hua

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer, President; May 2019 -Present; Leads business strategy and daily operations.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Postdoctoral Fellow, Stanford University; August 2016- May 2019

Education

Bachelors, Nutrition- University of California, Berkley Masters of Public Health, Environmental Health Sciences-University of California, Berkley Doctor of Philosophy, Environmental Health Sciences- University of California, Berkley Registered Dietitian- VA, Greater Los Angeles Healthcare System

---

Name

Francis Nimick

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Technology Officer; December 2021-Present; Manages the tech-stack, including the biobank and database. Leads the development of data-driven platforms, including the AI- tool.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Software Engineer/Team Lead, Outcomes4Me; 2018- 2021. Senior Software Engineer, Jobcase; 2016-2018

Education

BS, Computer Science-- Northeastern University

Name

Christina Ribbens

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Operations Officer; January 2021-Present; Manages personnel and daily operations.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Business Manager, The Endocrine Disruption Exchange (TEDX); June 2009-December 2019

Education

BA, Biology—Western Colorado University

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 6 employees in California, USA, Massachusetts, USA, Colorado, USA, and Washington, USA.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	5,632,000
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	150,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holder of the SAFE has a perpetual pro rata right to maintain its equity share, applicable to the SAFE's conversion financing and each financing thereafter. In the event of an equity financing, the SAFE will convert into the greater of (I) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	100,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holder of the SAFE has a perpetual pro rata right to maintain its equity share, applicable to the SAFE's conversion financing and each financing thereafter. In the event of an equity financing, the SAFE will convert into the greater of (I) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	10,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holder of the SAFE has a perpetual pro rata right to maintain its equity share, applicable to the SAFE's conversion financing and each financing thereafter. In the event of an equity financing, the SAFE will convert into the greater of (I) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

Type of security	Equity Options
Amount outstanding	12,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holder of these securities will receive equity options pursuant to a vesting schedule, that began on May 1, 2021, the equity award date. One-sixth (1/6) of the total award shall vest on the monthly anniversary of the equity award date. The exercise price was equal to the fair market value per share of the Company's common stock on the equity award date, determined by Company 's Board in good faith.

Type of security	Equity Options
Amount outstanding	250,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holder of these securities will receive equity options pursuant to a vesting schedule, that began on January 3, 2021, the equity award date. The exercise price was equal to the fair market value per share of the Company's common stock on the equity award date, determined by Company 's Board in good faith.

Type of security	Equity Options
Amount outstanding	20,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holder of these securities will receive equity options pursuant to a vesting schedule, that began on January 18, 2021, the equity award date. The exercise price was equal to the fair market value per share of the Company's common stock on the equity award date, determined by Company 's Board in good faith.

Type of security	Equity Options
Amount outstanding	100,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holder of these securities will receive equity options pursuant to a vesting schedule, that began on September 24, 2021, the equity award date. One-sixth (1/6) of the total award shall vest on the monthly anniversary of the equity award date. The exercise price was equal to the fair market value per share of the Company's common stock on the equity award date, determined by Company 's Board in good faith.

Type of security	Equity Options
Amount outstanding	1,500,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holder of these securities will receive equity options pursuant to a vesting schedule, that began on December 6, 2021, the equity award date. One-fourth (1/4) of the total award shall vest on the yearly anniversary of the equity award date. The exercise price was equal to the fair market value per share of the Company's common stock on the equity award date, determined by Company 's Board in good faith.

Type of security	Equity Options
Amount outstanding	400,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holder of these securities will receive equity options pursuant to a vesting schedule, that began on January 14, 2021, the equity award date. One-fourth (1/4) of the total award shall vest on the yearly anniversary of the equity award date. The exercise price was equal to the fair market value per share of the Company's common stock on the equity award date, determined by Company 's Board in good faith.

Type of security	Equity Options
Amount outstanding	50,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holder of these securities will receive equity options pursuant to a vesting schedule, that began on February 28, 2022, the equity award date. One-fourth (1/4) of the total award shall vest on the yearly anniversary of the equity award date. The exercise price was equal to the fair market value per share of the Company's common stock on the equity award date, determined by Company 's Board in good faith.

Type of security	Equity Options
Amount outstanding	100,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holder of these securities will receive equity options pursuant to a vesting schedule, that began on March 11, 2022, the equity award date. One-fourth (1/4) of the total award shall vest on the yearly anniversary of the equity award date. The exercise price was equal to the fair market value per share of the Company's common stock on the equity award date, determined by Company 's Board in good faith.

Type of security	Equity Options
Amount outstanding	100,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holder of these securities will receive equity options pursuant to a vesting schedule, that began on August 22, 2020, the equity award date. One-fourth (1/4) of the total award shall vest on the yearly anniversary of the equity award date. The exercise price was equal to the fair market value per share of the Company's common stock on the equity award date, determined by Company 's Board in good faith.

Type of security	Equity Options
Amount outstanding	50,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holder of these securities will receive equity options pursuant to a vesting schedule, that began on November 5, 2020, the equity award date. One-fourth (1/4) of the total award shall vest on the yearly anniversary of the equity award date. The exercise price was equal to the fair market value per share of the Company's common stock on the equity award date, determined by Company 's Board in good faith.

Type of security	Equity Options
Amount outstanding	25,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holder of these securities will receive equity options pursuant to a vesting schedule, that began on May 3, 2023, the equity award date. One-fourth (1/4) of the total award shall vest on the yearly anniversary of the equity award date. The exercise price was equal to the fair market value per share of the Company's common stock on the equity award date, determined by Company 's Board in good faith.

Type of security	Equity Options
Amount outstanding	25,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holder of these securities will receive equity options pursuant to a vesting schedule, that began on April 28, 2023, the equity award date. One-fourth (1/4) of the total award shall

	vest on the yearly anniversary of the equity award date. The exercise price was equal to the fair market value per share of the Company's common stock on the equity award date, determined by Company 's Board in good faith.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	25,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holder of the SAFE has a perpetual pro rata right to maintain its equity share, applicable to the SAFE's conversion financing and each financing thereafter. In the event of an equity financing, the SAFE will convert into the greater of (I) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	5,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holder of the SAFE has a perpetual pro rata right to maintain its equity share, applicable to the SAFE's conversion financing and each financing thereafter. In the event of an equity financing, the SAFE will convert into the greater of (I) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount

	divided by the Safe Price.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	50,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holder of the SAFE has a perpetual pro rata right to maintain its equity share, applicable to the SAFE's conversion financing and each financing thereafter. In the event of an equity financing, the SAFE will convert into the greater of (I) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	286,103
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holder of the SAFE has a perpetual pro rata right to maintain its equity share, applicable to the SAFE's conversion financing and each financing thereafter. In the event of an equity financing, the SAFE will convert into the greater of (I) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Xuedong Hua
Amount outstanding	$120,000.00
Interest rate and payment schedule	5%; Payment of principal and unpaid interest, if any, calculated per annum, is due on December8, 2025. Annual interest increases to 10% in the event of default. The Company may elect to never make interest payments until the maturity date and remain in good credit standing with the Creditor.
Amortization schedule	None
Describe any collateral or security	None
Maturity date	December 8, 2025
Other material terms	The Creditor is a related person to the Company.

The total amount of outstanding debt of the company is $126,331.11.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	1	$150,000.00	Develop the Million Marker BPA and Pthalates test kit	May 1, 2019	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	1	$100,000.00	Develop the Million Marker BPA and Pthalates test kit	August 1, 2019	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	1	$10,000.00	Operating capital	August 1, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	1	$25,000.00	Operating capital	March 4, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	1	$5,000.00	Operating capital	May 5, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	1	$286,103.00	Operating capital	January 17, 2022	Regulation CF
SAFE (Simple Agreement for Future Equity)	1	$50,000.00	Operating capital	March 1, 2022	Section 4(a)(2)

Ownership

A majority of the Company is owned by a few including Jenna Hua (CEO), and Francis Nimick (CTO).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Jenna Hua	61.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$13,227.00	$297,509.00	$0.00

Operations

The Company conducted an offering pursuant to Regulation CF and raised $286,103, which closed on January 17, 2022. The company also received a Phase I Small Business Innovation Research grant from the National Institute of Health on April 17, 2022 and a Phase II Small Business Innovation Research Grant from the National Institute of Health on July 31, 2023. We are currently focusing on conducting clinical trials and improving our products, which are essential for product market fit and profit generation.

Our significant challenges are establishing our own lab and bringing down the unit economics of the test we are offering. The Company does not expect to achieve profitability in the next 12 months and intends to focus on completing clinical trials to prove the effectiveness of our D2C product and roll out a B2B product.

Liquidity and Capital Resources

On January 17, 2022, the Company conducted an offering pursuant to Regulation CF and raised $286,103.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Father of the CEO, Xuedong Hua
Relationship to the Company	Father of the CEO
Total amount of money involved	$120,000.00
Benefits or compensation received by related person	5% interest per annum
Benefits or compensation received by Company	General working capital
Description of the transaction	Promissory Note was signed on December 8, 2020 and matures on December 8, 2025. The Promissory Note was issued to pay for general working capital throughout the length of the Crowdfund Campaign.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

_____
(Signature)

Jenna Hua
_____
(Name)

CEO, President
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

_____
(Signature)

Jenna Hua
_____
(Name)

CEO, President
_____
(Title)

3/25/2024
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Million Marker Wellness Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
First Republic Checking	121,897.09
Gusto Clearing	1,475.00
Stripe Clearing	-34,511.79
Total Bank Accounts	**$88,860.30**
Accounts Receivable	
Accounts Receivable (A/R)	18,860.00
Total Accounts Receivable	**$18,860.00**
Other Current Assets	
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$107,720.30**
Fixed Assets	
Fixed Asset Computers	2,390.92
Accumulated Depreciation	-2,390.92
Total Fixed Asset Computers	**0.00**
Total Fixed Assets	**$0.00**
TOTAL ASSETS	**$107,720.30**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Brex Credit Card	167.59
Jenna Hua - Credit Card	0.00
Total Credit Cards	**$167.59**
Other Current Liabilities	
Founders Loan Payable - Bhavna Kapoor	0.00
Founders Loan Payable - Jenna Hua	10,073.96
Intern Stipend	0.00
SBA EIDL	0.00
SBA PPP	0.00
SBA PPP-2	0.00
Total Other Current Liabilities	**$10,073.96**
Total Current Liabilities	**$10,241.55**

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38

Million Marker Wellness Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
Long-Term Liabilities	
Mr. Ting Xiao - Notes Payable	119,971.00
Accrued Interest Payable - Notes	12,360.11
Total Mr. Ting Xiao - Notes Payable	**132,331.11**
SAFEs	150.00
Seed Round	610,037.85
Total SAFEs	**610,187.85**
Total Long-Term Liabilities	**$742,518.96**
Total Liabilities	**$752,760.51**
Equity	
Common Stock	3,323.41
Opening Balance Equity	0.00
Retained Earnings	-686,547.10
Net Income	38,183.48
Total Equity	**$ -645,040.21**
TOTAL LIABILITIES AND EQUITY	**$107,720.30**

Million Marker Wellness Inc.

Profit and Loss

January - December 2023

	TOTAL
Income	
Sales Revenues	1,194.03
Uncategorized Income	18,999.29
Total Income	**$20,193.32**
Cost of Goods Sold	
Cost of Goods Sold	16,981.07
Hosting	474.03
Shipping	12,551.83
Total Cost of Goods Sold	**$30,006.93**
GROSS PROFIT	**$ -9,813.61**
Expenses	
Advertising & Marketing	34,060.70
Contractors	139,414.00
Employee Expense Reimbursements	38,523.25
Insurance	482.00
Labs & Testing Suplies	68,000.00
Legal & Professional Services	7,235.36
Other Supplies	796.74
Payroll Expenses	
Payroll Service Fee	777.00
Payroll Taxes	17,630.29
Salaries & Wages	237,638.86
Total Payroll Expenses	**256,046.15**
QuickBooks Payments Fees	51.09
Shipping & Postage	220.91
Software Subscriptions & SAAS	5,644.71
Taxes & Licenses	1,528.00
Total Expenses	**$552,002.91**
NET OPERATING INCOME	**$ -561,816.52**
Other Income	
NIH Grant Income	600,000.00
Total Other Income	**$600,000.00**
NET OTHER INCOME	**$600,000.00**
NET INCOME	**$38,183.48**

Financial Statements